September 29, 2006	ATTORNEYS AT LAW Campbell Mithun Tower 222 South Ninth Street Suite 3100 Minneapolis, MN 55402

T 612-333-3434 F 612-334-8888 www.hinshawlaw.com

Christian Windsor
Kathryn McHale
Michael Volley
Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:          CS Financing Corporation
4th Amendment to Registration Statement on Form S-1
Filed September 29, 2006
File No. 333-129919

Dear Mr. Windsor:

Please consider this the response of CS Financing Corporation (“CS Financing”) to your September 20, 2006 correspondence regarding the above referenced registration statement.  We have previously, by letters dated July 20, 2006 and August 23, 2006, discussed with the Division certain other issues associated with the proposed offering.

For efficiency, I have restated your comments requiring response and coded such response in italics.

General

1.             We note that 65% of the funds from this offering will be provided to Hennessey under your company’s agreement.  Revise to identify Hennessey as a co-registrant of these securities and revise to provide all required disclosure regarding Hennessey as a registrant.  Please refer to Securities Act Rule 140.

Response:  We note your continuing concern with the application of Securities Act Rule 140 (“Rule 140”) to the offering described in the CS Financing registration statement.

We have discussed with the Division that, in the context of collateralized mortgage obligations and certificates of beneficial interest backed by private label mortgage pass-through certificates the Division has previously stated its view that Rule 140 would not be applicable if the collateral securing any series of bonds consists of 45% or less of a particular issuer’s mortgage pass-through certificates.  Please see 1987 WL 108646 (S.E.C. No-Action Letter), copy attached for ease of reference (the “No-Action Letter”).

Arizona   California   Florida   Illinois   Indiana   Massachusetts   Minnesota   Missouri
New York   Oregon   Rhode Island   Wisconsin

There are two principal reasons why Rule 140 should not apply to CS Financing and this offering.  First, providing financing to Hennessey is not the “chief part” of CS Financing’s business.  Second, CS Financing is not purchasing securities of or from Hennessey.   Rule 140 requires not one, but both of these test to be met.

Pursuant to our conversations with the division, we have made refinements to the terms of the proposed offering and the related disclosure, such that the proposed offering falls within the Division’s view as to the applicability of both tests of Rule 140 as stated in the No Action Letter and the plain reading of the Rule.

First, the loan amount to Hennessey has been reduced to maximum $40,000,000 or 40% of the proposed offering.  See Exhibit 10.10 to Amendment No. 4 to Form S-1.  Second, the disclosure makes clear that CS Financing is not purchasing any securities, loans or notes from Hennessey, and that Hennessey is not the issuer of the notes and/or security interests in collateral that will be pledged to CS Financing as part of the loan to Hennessey.  Rather, CS Financing is providing a loan to Hennessey that is secured by certain of Hennessey’s assets.  These assets are loans that Hennessy has made, or will make, to third parties.  As a result, the collateral is not comprised of Hennessey securities, but rather Hennessey assets that happen to be notes and related collateral instruments issued by third parties.  See Exhibit 10.10 to Amendment No. 4 to Form S-1.

4.             Please revise to provide updated financial statements in accordance with Item 310 of Regulation S-B.

Response:  See Page F-1 in Amendment No. 4 to Form S-1.

Front Cover of Prospectus; Calculation of Registration Fee

5.             Please clarify that the “Proposed Maximum Offering Price per unit” is $25,000, not “100%.”

Response:  See Cover Page in Amendment No. 4 to Form S-1.

Risk Factors: General, page 5

6.             We note your disclosure on page 20 that Hennessey originates and manages a note portfolio of approximately $55 million.  Please include a risk factor regarding your intention to lend Hennessey in one loan, more than the total amount of their existing portfolio and the risks associated with this business plan.

Response:  See Page 9 in Amendment No. 4 to Form S-1.

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Lending Activity, page 15

7.             We note your response to our prior comment 10; however, please clarify that the senior lender will have to be paid in full before CSF can receive payment.

Response:  See Page 13 in Amendment No. 4 to Form S-1.

Business; Hennessey Loan Terms and Provisions, page 17

8.             Please provide more specifics regarding what constitutes adequate security.  For example, please clarify when you will determine that each loan is adequately collateralized and therefore, will not ask for additional collateral.

Response:  See Page 14 in Amendment No. 4 to Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Strategy; Hennessey Loan, page 20

9.             Please revise the first sentence of this section to explain the blended rate you discuss.

Response:  See Page 17 in Amendment No. 4 to Form S-1.

10.           Please revise the loan amount so that it is consistent with your other disclosure.

Response:  See Page 17 in Amendment No. 4 to Form S-1.

11.           Please use the “Interest Rate and Loan Fee” section to clarify how you have determined the blended rate of 15.5% per annum.

Response:  See Page 17 in Amendment No. 4 to Form S-1.

12.           Please use the collateral section to explain the loan to value ratio you will use or any other method you will use to assess the collateral necessary to secure your position.

Response:  See Page 17 in Amendment No. 4 to Form S-1.

13.           Please elaborate on the representations and warranties Hennessey has made.  If appropriate please include these representations and warranties as an exhibit.

Response:  See Page 18 in Amendment No. 4 to Form S-1.  Note, the representations and warranties made by Hennessey are contained in Hennessey Loan Agreement.  See Page 34 in Exhibit 10.1 to Amendment No. 4 to Form S-1.

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Capital Resources and Results of Operations, page 25

14.           You represent that your resources have been limited to amounts contributed by your parent and that your parent company will continue to provide such contributions at least through December 31, 2006.  Please elaborate on the agreement you have with your parent to insure this funding.  If material, please include this agreement as an exhibit and add a risk factor to address the possibility of this funding being withheld.

Response:  We have attached the agreement relating to funding available from CS Financing’s parent as Exhibit 10.9 to Amendment No. 4 to Form S-1.  The disclosure now makes clear that this commitment expires on December 31, 2006 and relates solely to funding CS Financing’s working capital through that date, which CS Financing currently expects will include offering expenses consisting primarily of accounting and legal fees (which have been paid as invoiced).  See Page 22 in Amendment No. 4 to Form S-1.

Affiliated Parties; Hennessey Financial Monthly Income Fund, page 26

15.           Please elaborate on why the termination of the relationship between your Officers and Directors and the Income Fund would “impair their ability to make independent decisions on behalf of the company.”  Also, include a risk factor which further details this scenario.

Response:  See Page 23 in Amendment No. 4 to Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 28

16.           Because Messrs. Redpath and Bozora beneficially own Capital Solutions Management, their beneficial ownership of CSF appears to be 512,600 shares each, based on your representations; please reconcile.

Response:  See Page 25 in Amendment No. 4 to Form S-1.

17.           According to your financial statements, CSF has 1,000,000 shares authorized with 77,736 issued and outstanding.  However, your table shows 1,000,000 shares issued and outstanding and an additional number of shares that have been issued as stock options.  Please explain how you have issued more shares than you have authorized.

Response:  These amounts have been reconciled in the disclosure.  See Page 25 in Amendment No. 4 to Form S-1 and Page F-3 in Amendment No. 4 to Form S-1.

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Stock Based Compensation, page F-9

18.           We note your response to comment 24 from our August 17, 2006 letter.  We will review your revised footnote disclosure included in your updated financial statements in your next statement.

Response:  See Page F-1, etc. in Amendment No. 4 to Form S-1.

Exhibits

Legality Opinion of Hinshaw & Culbertson LLP, Exhibit 5.1

19.           In the second paragraph of your opinion, please remove the language that you have examined the registration statement in “substantially the form in which it is to be filed with the SEC.”  You are representing the Company and your name is on the cover of the registration statement; therefore, you should have examined the registration statement in its entirety.

Response:  See Exhibit 5 to Amendment No. 4 to Form S-1.

20.           We note that you have expressed your opinion as of the date at the top of your opinion, rather than as of the date of effectiveness of the registration statement.  You can revise this sentence to refer to the date of effectiveness or else you will have to file an updated copy of your opinion with your acceleration request immediately prior to effectiveness.

Response:  See in Exhibit 5 to Amendment No. 4 to Form S-1.

Hennessey Financial Statements, Exhibit 10.2

21.           We note that you have filed the financial statements for Hennessey.  Please also consider filing the financial statements of your parent company if you believe their financial health is material to your business plan.

Response:  Due to the limited nature of the parent’s funding commitment and its expiration at the end of 2006, as described in Response to Comment No. 14 above, CS Financial does not view the financial health of the parent as material to CS Financing’s business plan.  As a result, we do not expect to file the parent company’s financial statements.  We have added an additional risk factor discussing the lack of any financing commitment beyond the terms disclosed in the registration statement and its exhibits.  Please see Page 10 in Amendment No. 4 to Form S-1. See also Exhibit 10.9 to Amendment No. 4 to Form S-1.

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Stock Option Agreements, Exhibits 10.5; 10.6; 10.7; 10.8

22.           For each agreement, please specify from where, upon exercise of the stock options, the holders will be granted stock (ie. from the company’s treasury stock, from unissued stock or other account).

Response:  Shares received via exercise of stock options will be granted from CS Financing’s authorized but unissued stock.  CS Financing has 1,000,000 shares authorized but 77,736 shares issued and outstanding.  See Page 25 in Amendment No. 4 to Form S-1.  See Exhibit 3.1 to Amendment No. 4 to Form S-1.

After you have had an opportunity to review this letter and the related registration statement, please call to discuss whether we should schedule a time to resolve any questions or concerns that may remain.  We expect that these responses and the related revisions to the registration statement have adequately addressed the balance of the Division’s comments with respect to the proposed offering.  We look forward to the Division’s response confirming this expectation, and we look forward to becoming effective as soon as the Division has had the opportunity to reach such conclusion.

Very truly yours,

HINSHAW & CULBERTSON LLP

/s/ Todd A. Duckson

Todd A. Duckson Direct 612-334-2630 tduckson@hinshawlaw.com

TAD:db

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Citation	Found Document	Rank (R) 1 of 1	Database
1987 WL 108646			FSEC-NAL
Fed. Sec. L. Rep. P 78, 662, 1987 WL 108646 (S.E.C. No - Action Letter)
(Cite as: 1987 WL 108646 (S.E.C. No - Action Letter))

(SEC No-Action Letter)
*1 FBC Conduit Trust I
Publicly Available October 6, 1987
SEC LETTER

1933 Act / S 2(11)/Rule 140
October 6, 1987
Publicly Available October 6, 1987
Re:   FBC Conduit Trust I

Registration Statement on Form S-11

Commission File No. 33-10305

First Boston Mortgage Securities Corporation

Registration Statement on Form S-11

Commission File No. 33-12461

Incoming letters dated August 7, 1987,

April 17, 1987, and March 18, 1987.

On the basis of the facts presented in your letters, this Division will not recommend any enforcement action to the Commission if First Boston Mortgage Securities Corporation (the “Company”) offers collateralized mortgage obligations (“Bonds”) or certificates of beneficial interest (“Certificates”) backed by private label mortgage pass-through certificates (“PMC’s”), where the issuer of the PMC’s does not act as a co-registrant for the Bonds or Certificates to be issued, does not sign the registration statement with respect thereto, and does not disclose its financial statements in the registration statement. Our view in this regard is based upon the condition that the registration statement for the Bonds or the Certificates will provide information concerning the PMC’s as set forth below.

The informational requirements correspond to the three scenarios set forth in your letter of August 7, 1987. The terms “PMC Description”, “Collateral Disclosure”, and “Historical Disclosure” have the meanings ascribed to them in that letter.

Scenario 1.

The Company’s prospectus may either include, or be accompanied by the prospectus of the PMC issuer, if information in the PNC prospectus is current and correct at the time the Company’s prospectus is used. If not, the Company would be required to include in its prospectus current information. The Company would continue to have the general obligation to ensure that material information in the PMC Description and Historical Disclosure is current, and to the extent there are material changes in the information presented in the PMC prospectus, to update this information for use in connection with the Company’s registration statement, of which the prospectus forms a part. Further, with respect to the Collaterial Disclosure, the Company would be required to provide in its prospectus a description that is current and specific. Generally, the description would be deemed “current” if it includes the latest and best information available.

Scenario 2

To the extent material variances exist from the disclosure provided in the PMC registration statement, the Company would have an obligation to update the PMC Description, Historical Disclosure, and any further material information, if

(C) 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

any, presented in the PMC prospectus. The Company would be required to provide in its prospectus a description of the Collateral Disclosure that is current and specific. These are the Company’s obligations and requirements during both the distribution and post-distribution phase of an offering.

Scenario 3

*2 The disclosure required is the same as specified in Scenario 2.

In each of the scenarios, the Company remains subject to applicable statutory requirements for registration under the Securities Act of 1933, and for reporting requirements under the Securities Exchange Act of 1934.

In addition, it is the Division’s view that Rule 140 under the Securities Act of 1933 would not be applicable if the collateral securing any series of Bonds or Certificates consists of 45% or less of a particular issuer’s PMC’s. Finally, it is the position of this Division and the Division of Investment Management that deposit participation certificates evidencing the entire ownership interest in mortgage loans to be pledged to secure one or more series of a CMO, and which give the holder of the participation certificates the right to either direct foreclosure or to terminate the custodial agreement, with or without cause, and take possession of the mortgage loans directly, would be treated as the equivalent of whole mortgage loans rather than securities for purposes of Section 3 (c) (5) (C) of the Investment Company Act of 1940, and the registration requirement under the Securities Act of 1933.

Because these positions are based upon the representations made to the Division in your letters, it should be noted that any different facts or conditions might require a different conclusion. Further, with respect to those portions of this letter that express the Division’s position on enforcement action, the staff’s views do not purport to express any legal conclusions.

Sincerely,

William E. Morley
Chief Counsel

LETTER TO SEC

August 7, 1987

William E. Morley, Esq.

Chief Counsel

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

Room 3026

450 Fifth Street, N.W.

Washington, DC 20549

Re:   FEC Conduit Trust I; Registration Statement on Form S-11; Registration No. 33-10305 and First Boston Mortgage Securities Corp.; Registration Statement on Form S-11; Registration No. 33-12461

Dear Mr. Morley:

This letter is to confirm and amplify on our telephone conversation of July 7, 1987 relating to the proposed offerings by our client, First Boston Mortgage Securities Corp. (the “Company”), of collateralized mortgage obligations (“Bonds”) or certificates of beneficial interest (“Certificates”) backed by private label mortgage pass-through certificates (“Private Mortgage

Certificate”). We have previously by letters dated March 18, 1987 and April 17, 1987 discussed certain other issues associated with such proposed offerings with the staff. The staff has requested that we outline the type of disclosure relating to the Private Mortgage Certificates which would be contemplated in a prospectus prepared by the Company with respect to a proposed offering of Bonds or Certificates so backed (the “Company Prospectus”) in each of the following scenarios:

*3 Scenario 1: The Private Mortgage Certificates have been acquired by the Company directly from the issuer (the “PMC Issuer”) or an underwriter during the distribution thereof.

Scenario 2: The Company acquires the Private Mortgage Certificates from a third party (other than the PMC Issuer or an affiliate) in the secondary market at least 90 days [FN1] after the distribution commenced.

FN1 For the purposes of this discussion we are concurring with the staff’s assumption that any Company offering occurring within whatever prospectus delivery period is applicable to the Private Mortgage Certificate offering (for the purposes of this discussion, the 90-day period) should prima facie be viewed as a continuation of the initial distribution of the Private Mortgage Certificates (though this should be rebuttable under the appropriate circumstances). We respectfully suggest that the question of whether such an initial distribution is continuing at any other time is fundamentally a factual one which should be determined on a case-by-case basis (though it would be consistent with the preceding assumption to assume, subject to rebuttal, that such distribution had ceased after the applicable prospectus delivery period expired).

End of Footnote(s).

Scenario 3: The managing underwriter of the offering of Private Mortgage Certificates is an affiliate of the PMC Issuer at the time of such offering and subsequent thereto makes a market in the Private Mortgage Certificates. The Company acquires the Private Mortgage Certificates from such market-maker at a time when either (i) the PMC Issuer is no longer affiliated with such market-maker (e.g., in the case of an owner trust PMC Issuer, when more than 50% of the beneficial interest thereof has been sold to an unaffiliated third party or (ii) in the case of a grantor trust PMC Issuer, the issuer is essentially a liquidating trust which, for accounting purposes, is not consolidated on the books of the market-maker.

Scenario 1

Under this Scenario, as defined, the proposed Company offering can be viewed not only as a distribution of its own securities but also as a continuation of the distribution of the underlying Private Mortgage Certificates. Under these circumstances, we believe that it is appropriate for the Company Prospectus to either include or be accompanied by the prospectus of the PMC Issuer pursuant to which the Private Mortgage Certificates were offered (the “PMC Prospectus”). The fact that both offerings are likely to be occurring at or near the same time means that the information in the PMC Prospectus should still be current if employed without change in the Company Prospectus. In any event, as discussed under Scenario 2 below, even if the time period were longer we believe no material portion of the PMC Prospectus would need to be or should be “updated.”

Scenario 2

Once the initial distribution of the Private Mortgage Certificates has been completed, the considerations which would lead during that period to full inclusion of the PMC Prospectus in the Company Prospectus are no longer applicable. Nonetheless, we agree with the staff’s view that potential purchasers of the Company’s securities should be provided with an adequate description of the Private Mortgage Certificates. In discussing the nature of such description we will refer to those portions of the PMC Prospectus, if any, which describe the terms and the mechanics of administering the Private Mortgage Certificates (including any credit support arrangements, such as a limited guaranty) as the “PMC Description”, those portions, if any, which describe the nature of the specific mortgage loans underlying the Private Mortgage Certificates as the “Collateral Disclosure”, and those, if any, describing the historical loan underwriting policies and foreclosure, loan loss and delinquency experience of the PMC Issuer as the “Historical Disclosure”.

*4 We believe that an adequate description of the Private Mortgage Certificates can be provided under this Scenario through including in the Company Prospectus the PMC Description, the Collateral Disclosure and the Historical Disclosure, in each case to the extent such information is contained in the PMC Prospectus and Condensed where appropriate. Other sections of the PMC Prospectus will either be superceded by similar sections in the Company Prospectus (such as the description of tax, ERISA matters or yield considerations relating solely to the Private Mortgage Certificates) or not be relevant to purchasers of the Company’s securities (such as use of proceeds, the plan of distribution and the sections dealing with experts and counsel).

We have discussed with the staff what, if any, of the foregoing information should be “updated” so that the Company Prospectus is current. As so discussed, since neither the PMC Description [FN2] nor the Collateral Disclosure should change once the Private Mortgage Certificates are structured, no updating of that information normally would be anticipated. Similarly, we believe that the Historical Disclosure should not be updated, since what may be material to potential purchasers of the Company’s securities is what the PMC Issuer’s underwriting standards and delinquent loan experience were at the time the Private Mortgage Certificates were structured (i.e., when the relevant underlying mortgage loans were originated or acquired).

FN2 Some Private Mortgage Certificates contain credit enhancement in the form of a limited guaranty by the PMC Issuer or an affiliate thereof. The PMC Prospectus in such a case may incorporate by reference the financial statements of the guarantor (including the accountant’ s report), and will continue to so incorporate subsequently filed financial statements until the distribution of the Private Mortgage Certificates has been completed. Depending on the structure of the Company’s offering, the limited guaranty applicable to one pool of Private Mortgage Certificates may be much less significant to the holders of the Company’s securities than it is to direct holders of such pool and actual inclusion of such financial statements (assuming that incorporation by reference is not available) might create the misleading impression that such guaranty covers the Company’s securities. Moreover, as a practical matter, it probably is impossible to obtain a manually signed report and consent of the guarantor’s accountants for purposes of the Company Prospectus (nor is the Company likely to receive comfort). One solution might be to provide as an appendix to the Company Prospectus summary financial information concerning the guarantor explicitly based upon and subject to the publicly available complete financial statements of such guarantor. In the case of an offering under Scenario 1, such capsule financial information would be updated at such time as new financial information concerning the guarantor became publicly available, if the Company’s distribution had not then been completed.

End of Footnote(s).

*5 You have asked what current information will be provided in the Company Prospectus with respect to the prepayment experience on the Private Mortgage Certificates. Substantially the same issue arises in all present offerings of mortgage-related securities which are backed by GNMA, FNMA or FHLMC Certificates (collectively, “Agency Certificates”). The prospectuses in these transactions do not set forth historical prepayment experience for the Agency Certificates but rather set forth the effect on the weighted average lives of the offered securities of prepayments at various assumed rates; they also disclose the minimum outstanding principal amount and approximate weighted average lives of the Agency Certificates anticipated to secure the offered securities. We would propose that the Company Prospectus contain substantially the same disclosure for Private Mortgage Certificates in this regard as is customary for Agency Certificates.

Scenario 3

We believe that where the Company has acquired the Private Mortgage Certificates in the secondary market after the initial distribution has been completed, if the market-maker was, but no longer is, affiliated with the PMC Issuer, the Company is in a position analogous to that of Scenario 2. We further believe that this approach should not change if the market-maker arguably is “affiliated” with the PMC Issuer soley for the technical reasons listed in Scenario 3. Accordingly, we believe that there is no reason to require any greater level of disclosure in the Company Prospectus under Scenario 3 than that discussed in Scenario 2.

If you have any further questions, please do not hesitate to contact the undersigned at (212) 735-3830 or Cris T. Kako at (212) 735-2494, both at this office.

Respectfully submitted,
Walter G. McNeill

ENCLOSURES

April 17, 1987

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   FBC Conduit Trust I; Registration Statement on Form S-11; Registration No. 33-10305 and First Boston Mortgage Securities Corp.; Registration Statement on Form S-11; Registration No. 33-12461

Ladies and Gentlemen:

On behalf of our client, First Boston Mortgage Securities Corp. (the “Company”), we are responding to your request for supplemental information with respect to the above-referenced registration statements. We respectfully request that the Commission consider the information contained herein both in the context of an offering of debt obligations (“Bonds”) by an owner trust formed by the Company (an “Owner Trust”) under the circumstances described in our letter of March 18, 1987 and in the context of an offering of certificates representing beneficial interests (“Certificates”) in a grantor trust (a “Grantor Trust”) formed by the Company.

The staff has expressly requested our view with respect to the rights of the holders of Bonds or Certificates secured primarily by private label mortgage pass-through certificates (the “Private Mortgage Certificates”) that are publicly registered under the Securities Act of 1933 (the “1933 Act”). Such Private Mortgage Certificates would have been obtained by the Company during the initial distribution thereof either directly from the issuer or underwriters thereof or in the secondary market. We have been informed in conversations with the Staff that the Commission’s rationale for requiring co-registration by the issuer of the Private Mortgage Certificates is to ensure that the holders of Certificates or Bonds have a direct action under Section 11 of the 1933 Act against the issuer of the Private Mortgage Certificates.

*6 As outlined in greater detail below, we believe that under present law (i) holders of Certificates, both directly and through the Trustee of the Grantor Trust, are entitled to a right of action under Section 11 of the 1933 Act against the issuer of the Private Mortgage Certificates and (ii) holders of Bonds will be entitled to such a right of action, through the Indenture Trustee, in no event later than at the time the Indenture Trustee has acquired the Private Mortgage Certificates through foreclosure (and that precedent exists for arguing effectively that such right exists prior to foreclosure in the hands of the Bondholders). In light of these conclusions, particularly when viewed against the fact that such holders made the investment decision to purchase the Certificates or Bonds collateralized by the Private Mortgage Certificates rather than the Private Mortgage Certificates themselves, and the legal and practical problems associated with co-registration which we believe make such approach unsuitable, we respectfully request that the Staff confirm that co-registration will not be required.

I. The Proposed Transactions

A. The Grantor Trust and the Certificates

In the case of a public offering of Certificates by means of Registration Statement No. 33-12461, the Company will convey the Private Mortgage Certificates to a Grantor Trust in exchange for the Certificates which the Company will then sell to the public. The assets of the Grantor Trust would primarily consist of the Private Mortgage Certificates, along with certain other property, generally reserve funds. The agreement pursuant to which the Grantor Trust is formed and the Certificates issued (the “Pooling and Servicing Agreement”) would expressly convey all the Company’s right, title and interest in the Private Mortgage Certificates to the Grantor Trust. The Private Mortgage Certificates would be delivered to a trustee (the “Trustee”) under the Pooling and Servicing Agreement and registered in its name. Holders of the Certificates would thereby obtain a direct beneficial ownership interest in the Private Mortgage Certificates.

B. The Owner Trust and the Bonds

In the context of Registration Statement No. 33-10305, the issuer of the Bonds would be the Owner Trust established by the Company, as depositor. The Company will sell the Private Mortgage Certificates to the Owner Trust in exchange for the proceeds of the Bond offering. The Owner Trust would, in turn, pledge and deliver as security for the Bonds the Private Mortgage Certificates along with other collateral, generally consisting of various reserve funds, to a Trustee for the benefit of the Bondholders (the “Indenture Trustee”), pursuant to an indenture (the “Indenture”) between the Owner Trust and the Indenture Trustee.. The Indenture provides that the pledge of the Trust Estate by the Owner Trust includes an assignment of all rights of the Owner Trust in the Private Mortgage Certificates, and further directs that the Private Mortgage Certificates be registered in the name of the Indenture Trustee. Upon the occurrence of an the Event of Default on the Bonds, the Indenture Trustee is empowered under the terms of the Indenture, among other remedies, to foreclose on the Private Mortgage Certificates, thereby acquiring absolute title thereto.

II. Analysis

*7 Section 11 of the Securities Act of 1933 provides that “[i] n case any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring such security ... may, either at law or in equity, in any court of competent jurisdiction, sue....” signatories to the registration statement (including the issuer), directors or partners of the issuer or those named as such, accountants and other professionals that certify or prepare work appearing in the registration statement, and any underwriter of the security. 15 U.S.C.A. s 77K(a) (emphasis supplied)

Maintaining a cause of action under Section 11 does not require that a plaintiff prove that the defendant acted with scienter or, more significantly, that the plaintiff relied on the alleged misstatements or omissions at issue. See Herman & Maclean v. Huddleston, 459 U.S. 375, 381-82 (1983); Ernst & Ernst v. Hochfelder, 425 U.S. 185, 208 (1976); Kirkwood v. Taylor, 590 F. Supp. 1376, 77-78 (D.Minn. l984) If a plaintiff can establish that the subject securities were issued pursuant to a defective registration statement which contained a material misstatement or omission, the liability of the issuer is virtually absolute as to any damages resulting from such misstatement or omission. Id. In addition, an issuer of securities may be held liable for defects in the related registration statement whether the plaintiff acquired such securities in the initial distribution directly from the defendant sought to be held liable, or in the open market from intermediate holders. See Klein v. Computer Devices, Inc. 591 F. Supp. 270, 273 (S.D.N.Y. 1984) and cases cited therein; Gibb v. Delta Drilling Co., 104 F.R.D. 59, 70-71 (N.D.Texas 1984) and cases cited therein.

The principal issue affecting whether holders of Certificates or Bonds have Section 11 rights against the issuer of Private Mortgage Certificates is whether such holders, or their fiduciaries, “acquired such security” within the meaning of Section 11. We will discuss each fact pattern in turn.

In the context of an issuance of Certificates by a Grantor Trust, it would appear to be indisputable that the Trustee of such Trust has “acquired” the Private Mortgage Certificates within the meaning of Section 11 and is therefore entitled to bring an action thereunder. Such Private Mortgage Certificates were expressly conveyed to the Trustee (which is the record holder thereof) and constitute the principal assets of the Grantor Trust. The case law is replete with instances in which trustees have maintained actions under various sections of the federal securities laws, including Section 11, to protect the interests of their cestuis in the trust estate. See, e.g., Hussinger v. Rockford Business Credits, Inc., 745 F.2d 484 (7th Cir.1984) (action alleging violations of various sections of the 1933 Act and the Securities Exchange Act of 1934); Wachovia Bank and Trust Co. v. National Student Marketing Corp., 650 F.2d 342 (D.C.Cir.1980), cert. den’d sub nom, 452 U.S. 954 (1981) (action alleging violations of Section 17(a) of the 1933 Act and Section 10-b of the Securities Act of 1934) ; Briggs v. Sterner, 529 F.Supp. 1155, 1162 (D.Iowa 1981) (action alleging violation of Sections 12 (1), 12 (2) and 15 of the 1933 Act and Sections 10(b) and 20 of the Securities Act of 1934); Morse v. Peat, Marwick, Mitchell & Co., 445 F.Supp. 619 (S.D.N.Y.1977) (action alleging violations of Section 11 of the 1933 Act) See also State Teachers Retirement Board v. Fluor Corporation, 73 F.R.D. 569 (S.D.N.Y.1976) aff’d in part rev’d in on other grounds, 654 F.2d 843 (2d Cir.1981) (trustee suing under Rule 10-b(5) of the Securities Exchange Act of 1934 for material non-disclosures deemed appropriate representative of class including unrelated individual investors). Similarly, in this instance, the Certificateholders would be the direct beneficiaries of the action brought by the Trustee on their behalf. [FN3] Any recovery obtained by the Trustee would be deemed to be part of the Trust assets and held for the benefit of the Certificateholders.

FN3 If necessary, the Pooling and Servicing Agreement would contain provisions requiring the Trustee to institute such litigation if so directed by a specified percentage of Certificateholders (subject to normal indemnity and payment of expenses provisions)

End of Footnote(s).

*8 It is, however, also likely that the Certificateholders need not rely upon the Trustee to commence a Section 11 action on their behalf but can sue directly in their capacity as beneficiaries of the trust estate which includes the subject Private Mortgage Certificates. It is well established that trust beneficiaries have standing to sue in certain instances where the trust has been victimized by a securities law violation. See James v. Gerber Products Co., 483 F.2d 944, 948-49 (7th Cir.1973); Gross v. Diversified Mortgage Investors, 431 F.Supp. 1080, 1093 (S.D.N.Y.l977), aff’d, 636 F.2d 120 (2d Cir.l980) (“the beneficiary of a trust for which securities were bought should have standing to sue for alleged fraud in connection with the securities transaction. As beneficiary of the trust, he is the only person who was actually harmed ... and was thus a de facto buyer”). See also Norris v. Wirtz, 719 F.2d 256, 259 (7th Cir.1983); Heyman v. Heyman, 356 F.Supp. 958, 966 (S.D.N.Y.1973), cert. den’d, 466 U.S. 929 (1983); Kirshner v. United States, 603 F.2d 234, 240 (2d Cir.l978), cert. den’d, 442 U.S. 909 (1979); Hackford v. First Security Bank of Utah, 521 F.Supp. 541 (D.Utah 1981), cert. den’d, 464 U.S. 827 (1983) Cf. Soderberg v. Gens, 652 F.Supp. 560, 563 (N.D.Ill.l987) (“If the trustees had acquired (certain stock) directly for trust, we might well be able to look through the barrier posed by the Trust and grant (the beneficiary) standing as the one who experienced the direct impact of the transaction”) Cf. Kusner v. First Pennsylvania Corp., 531 F.2d 1234 (3d Cir.1976) (beneficiary’s suit under Section 11 against issuer of security was not barred by indenture provisions requiring compliance with certain procedural preconditions including notice to indenture trustee). Here, where the investment decision to purchase the Certificates collateralized by the Private Mortgage Certificates did not lie with the Trustee and the Certificateholders, as trust beneficiaries, will suffer the harm resulting from a misstatement or omission in the registration statement pursuant to which the Private Mortgage Certificates were issued, the weight of precedent would appear to favor a direct cause of action under the federal securities laws.

The Bondholders of an Owner Trust should also be able to obtain recourse under Section 11 against the issuer of the Private Mortgage Certificates under a similar analysis. The key distinction between holders of Certificates and holders of Bonds for purposes of Section 11 is that, while the Owner Trust issuing the Bonds clearly has “acquired” the Private Mortgage Certificates which constitute most of its assets, the holders of Bonds hold debt obligations of (rather than a beneficial interest in) such issuer and the Private Mortgage Certificates are pledged (rather than conveyed) to the Indenture Trustee as security for the Bonds. However, the very fact that the Private Mortgage Certificates are security for the Bonds means that, upon the occurrence of an Event of Default on the Bonds (whether occasioned by a material misstatement or omission in connection with the Private Mortgage Certificates or otherwise) the Indenture Trustee, in exercising the remedies under the Indenture, can foreclose on the collateral, thereby “acquiring” such collateral within the meaning of Section 11. At that time, the Indenture Trustee would be able to commence a Section 11 action (as discussed above as to the Trustee of the Grantor Trust, if necessary, the Indenture could so provide) and any recovery thereon would constitute part of the assets available to satisfy the Bondholders’ claims.

[FN4]

FN4 It should be noted that while holders of collateralized mortgage obligations such as the Bonds as generally viewed as having only a security interest in the collateral, the relevant documentation often conveys the collateral to the Indenture Trustee (as security for the Bonds) and the Indenture Trustee is the registered holder thereof. Similarly, most Indentures in this area allow the Indenture Trustee to sell the collateral after default (subject to certain limitations designed for the protection of Bondholders) without having to go through formal foreclosure proceedings. These facts may make it easier for a court to conclude that the Indenture Trustee has “acquired” the Private Mortgage Certificates for Section 1l purposes at the time the collateral is pledged.

End of Footnote(s).

*9 Moreover, the fact that the Bondholders, through the Indenture Trustee, have merely a security interest in the Private Mortgage Certificates should not be fatal to their ability to commence an action against the issuer thereof under the federal securities laws prior to foreclosure. The Supreme Court has recognized that full, indefeasible title need not pass to a transferee for such transferee to maintain an action under the 1933 Act. See Rubin v. United States, 449 U.S. 424 (1981) (pledgee bank entitled to maintain an action under Section 17(a) of the 1933 Act with respect to shares pledged as collateral for loan) . Other courts have found to the same effect in connection with the “purchase” and “sale” requirements under the Securities and Exchange Act of 1934 where the alleged fraudulent activity relates to the value of the pledged securities. See Marine Bank v. Weaver, 455 U.S. 551, 554 n. 2 (1982) (“We held in Rubin ... that a pledge of stock is equivalent to a sale for the purposes of the antifraud provisions of the federal securities laws”) See also Securities Investor Protection Corp. v. Vigman, 803 F.2d 1513, 1518 (9th Cir.1986) (“when stock is pledged as collateral for a loan, the pledgor has constructively sold the stock and the pledgee has constructively bought it even though no foreclosure has taken place.”); Angelastro v. Prudential-Bache Securities Inc., 764 F.2d 939, 945-46 (3d Cir.l985), cert. den’d, 106 S.Ct. 267 (1985); Yoder v. Orthomolecular Nutrition Institute Inc., 751 F.2d 555, 559 n. 4 (2d Cir.1985); Coron, Inc. v. Curcio, (No. 85-C-6380) Slip. Op. (N.D.Ill.1986).

An analogy to the Rubin case would compel the conclusion that either the Bondholders, or the Indenture Trustee on their behalf, should be deemed to have “acquired” the Private Mortgage Certificates within the meaning of Section 11 at the time they acquire their security interest therein. The Bondholders’ decision to purchase the Bonds, like the pledgee bank’s decision to make loans in the Rubin case, was largely based upon the strength of the underlying collateral pledged as security for the debt. Moreover, since the Bondholders, rather than the Indenture Trustee, make the investment decision, they are arguably far more akin than the Indenture Trustee to the pledgee bank in Rubin and should therefore be entitled to maintain directly any such Section 11 action so available.

We believe that the existence of the foregoing rights make it unnecessary to require co-registration by the issuers of the Private Mortgage Certificates. We must continue to stress our belief that such a radical approach would, if required, make it highly unlikely that Private Mortgage Certificate-backed transactions would occur. As noted in our March 18, 1987 letter, the issuer of the Private Mortgage Certificates has little incentive to agree to act as a co-registrant for the Bonds or the Certificates. In fact, since co-registration would render the Private Mortgage Certificate issuer liable for all the aspects of the registration statement relating to the respective Bonds or Certificates— not merely the portions which relate to the Private Mortgage Certificates— there is no reason to believe that any such issuer will ever agree to act as a co-registrant. The tremendous growth in the market for securities backed by government agency (e.g., GNMA, FNMA and FHLMC) mortgage certificates in recent years has contributed greatly to expanding the availability of credit for housing and alleviating certain structural problems affecting the thrift industry. Expanding this market to encompass Private Mortgage Certificates will only continue this process for the benefit of a wider class of potential homeowners and mortgage loan originators.

*10 It is also important to note that the purchasers of Bonds or Certificates decided to purchase such securities rather than the Private Mortgage Certificates, in general, because the restructuring of the collateral cash flows which the Bonds and Certificates effect make them more attractive investments to such purchasers than the Private Mortgage Certificates. While we fully concur with the Staff’s desire to afford holders of Bonds or Certificates Section 11 recourse against issuers of collateral consisting of Private Mortgage Certificates, we believe that, since such investors chose to invest in the “repackaged” security, they need not be viewed as automatically entitled to the same degree or flexibility of recourse against the issuers of the collateral as they might have had if they had purchased such collateral directly, and that the rights outlined above are thoroughly consistent with such a position.

III. Conclusion

For the reasons set forth above, we believe that the Company should be allowed to employ Private Mortgage Certificates under the circumstances outlined above and in our letter of March 18, 1987, without the co-registration by the issuer thereof under the 1933 Act.

You have also requested our view with respect to whether, in addition to attaching the current prospectus for the Private Mortgage Certificates to the prospectus for the Bonds or Certificates as represented in our letter of March 18, 1987, the Private Mortgage Certificate issuer’s Current Report on Form 8-K filed with the Commission should also be so attached. It is our understanding that that issuer of the Private Mortgage Certificates must make such Current Report available to holders of the Private Mortgage Certificates only upon request. We are of the view that the obligations of the Company in this regard should be no greater than those of the issuer of the Private Mortgage Certificates. Accordingly, such Current Report should be made available to holders of Bonds and Certificates upon request, but should not be required to be attached to the related prospectus. If you have any further questions, please do not hesitate to contact the undersigned at (212) 735-3830 or Salvatore P. Palazzolo at (212) 735-2132, both of this office.

Respectfully submitted,
Walter G. McNeill

ENCLOSURE

March 18, 1987

Office of Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:   FBC Conduit Trust I; Registration Statement on Form S-11; Registration No. 33-10305

Ladies and Gentlemen:

On behalf of our client, First Boston Mortgage Securities Corp. (the “company”), we respectfully request your confirmation of our view that the Company is able to deposit certain types of collateral in an Owner Trust (as hereinafter defined), in connection with the issuance of a series of bonds (the “Bonds”) by FBC Conduit Trust I and similar trusts to be formed by the Company (each, an “Owner Trust”), without violating either the Securities Act of 1933 (the “Act”) or the Investment Company Act of 1940 (the “1940 Act”).

*11 In particular, we believe that (i) when an Owner Trust pledges so-called “private label pass-through certificates” (the “Certificates”) as collateral for a series of Bonds, the offering of such Bonds under the circumstances described below will not constitute a “distribution” of the Certificates within the meaning of Section 2(11) of the Act and Rule 140 promulgated thereunder; (ii) in circumstances where the Company purchases Certificates during the distribution thereof, if a current prospectus for the Certificates meeting the requirements of the Act is attached to the prospectus for a series of Bonds, the issuer of the Certificates should not be required to act as co-registrant for such Bonds, sign the registration statement with respect thereto (the “Registration Statement”) or disclose its financial statements in the Registration Statement; and (iii) under any circumstances, it should be permissible for up to 45% of the collateral securing any series of Bonds to consist of Certificates without having to include a prospectus for the Certificates in the prospectus for such series of Bonds.

In addition to Certificates, the Company intends to deposit participation certificates (“Participations”) evidencing the entire ownership interest in the subject mortgage loans for pledge by an Owner Trust to secure one or more series of Bonds. In our view, these Participations should be treated as the equivalent of whole mortgage loans for purposes of the so-called “co-issuer registration requirement” imposed by Rule 140 promulgated under the Act as well as for purposes of Section 3(c) (5) (C) of the 1940 Act.

I. THE PROPOSED TRANSACTION

In the case of an offering of a series of Bonds registered by means of the above-referenced Registration Statement that are secured by Certificates, such Certificates will be deposited by the Company into an Owner Trust and pledged by the Owner Trust to the trustee under the indenture (the “Indenture Trustee”). Such Certificates will normally have been issued by a grantor trust formed by a thrift or commercial banking institution, an affiliate of an investment bank, a mortgage banker or similar entity.

Typically, the Certificates will have some credit enhancement and will have received a rating by a nationally recognized rating agency in one of the two highest categories. The credit enhancement could take the form of a guarantee by a creditworthy party of a certain percentage of the mortgage loans in the pool. Occasionally, the rating may be achieved by subordination of one or more classes or subclasses of the Certificates.

In such instances, only the senior Certificates would be pledged as collateral by an Owner Trust.

In the case where Participations are deposited into an Owner Trust, the Participations will not be in securitized form (as in the case of Certificates issued by a grantor trust) and thus will not have been registered under the Act. Rather, such Participations will evidence, in essence, a receipt for mortgage loans sold to the holder of the Participations (as identified in records maintained by the seller of such mortgage loans) and held by an independent custodian for the benefit of the holder of the Participations. In the case of a series of Bonds secured by Participations, the records of such seller would be revised to reflect the transfer of the Participations to the Owner Trust and the pledge of the Participations by the Owner Trust to the Indenture Trustee. The Indenture Trustee, as pledgee of the rights of the Participations, would have all of the rights of a pledgee of the mortgage loans, including the right to receive payments thereon and the right to take delivery thereof, in the event of a default on the Bonds.

II. ANALYSIS

Private Mortgage Pass-Through Certificates

*12 By letter dated January 16, 1987, the Staff advised us that Certificates could be pledged by an Owner Trust as collateral for a series of Bonds without co-registration by the issuer of such Certificates under the Act, provided that “the purchase price of the private Certificates [is not] ultimately [paid to] the issuer”. Based on telephone conversations with the Staff, our understanding of the Staff's rationale is that the related Owner Trust would not be deemed to be participating in the “distribution” of the Certificates within the meaning of Section 2(11) of the Act, provided that the Certificates were not being acquired during a distribution by the issuer or any affiliate of the issuer of the Certificates.

Thus, a “distribution” of the Certificates by the Owner Trust would not be deemed to occur where the Certificates have been registered under the Act and, at the time the Company commences accumulation of such Certificates, the prospectus delivery requirement in the original distribution thereof has terminated. Similarly, even where privately placed Certificates are purchased and deposited in an Owner Trust, if the holding period for such Certificates has expired so that they are freely transferable, a similar result would obtain.

In instances where the Company purchases Certificates on their initial public offering for use as the exclusive collateral for an offering of a series of Bonds, it is unrealistic to assume that the issuer of the Certificates will ever agree to act as a co-registrant for the Bonds—and indeed there seems little reason to require that. If a current prospectus for the Certificates meeting the requirements of the Act is attached to the prospectus for the Bonds, then clearly there has been adequate disclosure to the public with respect to the Certificates. To require the issuer of the Certificates to sign the registration statement for the Bonds is inequitable in that it has had no involvement in the preparation thereof or control over its contents, and will receive no proceeds from the offering of the Bonds.

In our discussions with the Staff, we have been informed that the Commission’s rationale for requiring co-registration has been based, in large measure, on a desire to mandate disclosure of financial information with respect to the issuer of the Certificates. Indeed, in the typical registration statement for mortgage pass-through certificates, there is contained a statement to the effect that the issuer has determined that its financial statements are irrelevant. What is relevant is not the financial condition of the issuer, but rather the creditworthiness of the individual mortgagors and the adequacy of the credit support mechanisms underlying the Certificates, factors that will be given full consideration by the nationally recognized rating organization rating such Certificates or the Bonds. Thus, by requiring the issuer of the Certificates to become a co-registrant of the Bonds, the Commission would require such an issuer to assume liability that is not mandated by the Act and which is irrelevant to the creditworthiness of the Certificates.

*13 The co-registration rules implicitly take the position that the issuer of the Bonds should be deemed to be an underwriter of the Certificates on the theory it is buying the Certificates with a view to distribution. We submit that since the Bonds are debt instruments and the Certificates are being pledged, not sold, the only distribution taking place is a distribution of the debt of the issuing Owner Trust, not of the equity interest in the Certificates. Consequently, the issuer of the Bonds should not be deemed to be an underwriter.

There may be instances where the Company will purchase Certificates on their initial public offering that will constitute no more than 45% of the collateral for a series of Bond offerings. Under Rule 140, we believe this should not constitute a “distribution” of such Certificates. Rule 140 provides in part that: “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, ... is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the Act.” Although we are unaware of any interpretation of the phrase “chief part” in the context of Rule 140, we submit that the “primarily engaged” test under the 1940 Act is applicable in the present context and that, accordingly, it is appropriate that up to 45% of the collateral for any series of Bonds consist of Certificates, however acquired, deposited by the Company into an issuing Owner Trust.

Participations

The Participations envisioned in these transactions are limited to 100% participation certificates representing the entire ownership interest in the subject mortgage loans. It is our view that such Participations should be treated for purposes of Rule 140 as well as for purposes of the 1940 Act as the equivalent of the subject mortgage loans and that such Participations are more in the nature of a receipt for the underlying mortgage loans and are not separate securities.

The rights of the Indenture Trustee as pledgee of such Participations would not differ in any material aspect from the rights the Indenture Trustee would have if it were pledged the subject mortgage loans directly. In contrast to a mortgage pass-through certificate, which is a security evidencing rights in addition to the rights of the holder of a mortgage loan, such as limited recourse to the seller thereof under a limited guaranty or recourse to some other form of credit support, a Participation of the type described above is merely an evidence of ownership designed to facilitate transfers of the subject mortgage loans and grants the holder thereof no rights other than are incident to the ownership of the mortgage loans. The Commission has not required co-registration when the collateral for a series of Bonds consists of mortgage loans pledged directly to the Indenture Trustee. For the foregoing reasons, the fact that the collateral may consist of mortgage loans that have been sold in a participation format should not lead to a different result.

III. CONCLUSIONS

*14 For the reasons stated above, we believe that the Certificates should be allowed to be pledged under the circumstances outlined above without requiring the issuer thereof to become a co-registrant for the Bonds; and that the Participations should be treated as the equivalent of whole mortgage loans for purposes of the “co-registrant requirement” under the Act as well as for purposes of Section 3(c) (5) (C) of the 1940 Act.

If you have any questions, please do not hesitate to contact the undersigned at (212) 735-3830 or Salvatore P. Palazzolo at (212) 735-2132, both of this office.

Respectfully submitted,
Walter G. McNeill

Fed. Sec. L. Rep. P 78,662, 1987 WL 108646 (S.E.C. No - Action Letter)

END OF DOCUMENT